

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 15, 2008

Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer
Alcoa, Inc.
390 Park Avenue
New York, New York 10022-4608

> **Re: Alcoa, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-3610**

Dear Mr. McLane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation – General, page 25

1.   We note you disclosed but did not quantify several factors, including offsetting factors, that impacted your results of operations during the most recent period. Please revise future filings to quantify the impact that factors you identify had on your results.

Critical Accounting Policies and Estimates – Asset Retirement Obligations, page 38

2.   We note your disclosure of an estimated range of conditional asset retirement obligations per structure, if those structures were required to be demolished. To enable users of your financial statements to understand the potential magnitude of such obligations, please revise future filings to also disclose the number of structures for which you are unable to reasonably estimate an asset retirement obligation due to an undeterminable settlement date. Also, please consider revising future filings to disclose the carrying value of your AROs by asset type, such as treatment of spent pot lining, reclamation of bauxite residue areas, mine reclamation, landfill closure and restoration of leased spaces.

Note A – Summary of Significant Accounting Policies, Revenue Recognition, page 50

3.   Please revise future filings to disclose when title, ownership and risk of loss pass to customers. If other than upon shipment or delivery, pursuant to the applicable shipping terms, please address the basis for your policy.

Note F – Acquisitions and Divestitures, page 58

4.   Please explain to us and revise future filings to clarify why the Packaging and Consumer segment is not reflected as discontinued operations based on the guidance in paragraphs 41-43 of SFAS 144.

Note Y – Subsequent Events, page 77

5.   We note your subsequent acquisition of an 8.5% interest in SPPL. Please revise future filings to clarify your basis for using the equity method to account for this investment and to clarify how SPPL will account for its investment in RTP.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief